Exhibit (a)(22)

FORM OF NOTICE OF WEB MODELING TOOL

To All Broadcom Employees Eligible to Participate in the Option Exchange Offer:

As we described in the recent series of employee meetings on the Option Exchange and Supplemental Option program, a web-based modeling tool is now available at http://intranet/stock/new/calc.html.

DISCLAIMER: This model is provided to assist users in analyzing whether or not to tender any of their options in the Broadcom Option Exchange and Supplemental Option Grant Program. Broadcom can not guarantee the accuracy of the calculations performed by the model and we urge users to verify the results of all calculations before making any decisions relating to the program. Neither Broadcom nor any of its employees or agents shall be responsible for any errors in calculations provided by the model. We also urge users to carefully read the entire Offer to Exchange and accompanying Letter of Transmittal before making any decisions about whether or not they should tender any of their options. Broadcom does not make any recommendation as to whether users should tender or refrain from tendering their options for exchange. Users must make their own decisions whether or not to tender any of their options taking into account their own personal circumstances and preferences.

If you have any questions about how to use this model, please call one of the Tender Offer helpline numbers:

Shareholder Services:	949-585-6400
Human Resources:	949-585-5700

or send an email to tenderoffer@broadcom.com.

Remember, if you choose to tender any of your Eligible Options, your Letter of Transmittal must be submitted to Shareholder Services in Irvine or your authorized designated company representative by 5:00 p.m. (Pacific Daylight Time) on Thursday, June 21, 2001.

Fred Whittlesey
Director, Compensation
Broadcom Corporation